July 7, 2021

FOIA CONFIDENTIAL TREATMENT REQUEST
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

Robinhood Markets, Inc.
Registration Statement on Form S-1
CIK No. 0001783879

Dear Mr. McWilliams, Ms. Berkheimer, Mr. Thomas and Mr. West:

On behalf of Robinhood Markets, Inc. (the “Company”), we submit this supplemental letter in further response to comment 5 received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the draft Registration Statement on Form S-1 confidentially submitted by the Company to the SEC on March 22, 2021, as amended by the confidential submissions on May 7, 2021, May 28, 2021 and June 15, 2021 and to the above referenced Registration Statement on Form S-1 filed on July 1, 2021 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the SEC’s Rules on Information and Requests, 17 C.F.R. § 200.83. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the Staff’s convenience, we have included the applicable heading and the relevant portion of prior comment 5 from the Staff in bold type below, followed by the Company’s response.

5.    We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Preliminary IPO Price Range

The Company advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (the “IPO”) of the shares of Class A common stock of the Company, par value $.0001 per share (the “Class A Common Stock”), resulting in a midpoint of the Preliminary Price Range of $[***]. The Preliminary Price Range is based, in part, upon the Company’s prospects, prospects in the Company’s industry, the Company’s recent financial performance and business growth, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies to the Company, as well as input received, including related to preliminary valuation discussions, from Goldman, Sachs & Co. LLC and J.P. Morgan Securities LLC, the representatives (the “Representatives”) of the underwriters for the IPO.
The Company notes, as is typical in IPOs, the Preliminary Price Range for the IPO was not derived using a formal determination of fair value but was determined by discussions between the Company and the Representatives based on an assessment of the foregoing factors.
The parameters of the bona fide price range to be included in a subsequent amendment to the Registration Statement at the time of the commencement of the Company’s road show has not yet been determined and will be subject to then current market conditions, including the then current volatility of the securities markets, continuing discussions with the Company and the Representatives and material business developments impacting the Company. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations. The Company believes that, barring unforeseen events, the foregoing Preliminary Price Range will not be subject to significant change.

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

Determining the Fair Value of Common Stock Prior to the IPO
    The Company currently has outstanding common stock, par value $.0001 per share (the “Common Stock”), and seven series of redeemable convertible preferred stock, par value $.0001 per share (the “Preferred Stock”), each issued prior to the IPO. The Preferred Stock has a liquidation preference ahead of the Common Stock and the Preferred Stock converts into Common Stock, generally on a one-for-one basis, upon certain events. Upon the filing and effectiveness of the Company’s new amended and restated certificate of incorporation, which will occur immediately prior to the completion of the IPO, all outstanding shares of the Common Stock will automatically convert into shares of Class A Common Stock on a one-to-one basis. Pursuant to the terms of certain exchange agreements to be entered into between the Company and the Company’s founders, shares of Class A Common Stock beneficially owned by the Company’s founders will be exchanged for an equivalent number of shares of the Company’s Class B common stock, par value $.0001 per share (the “Class B Common Stock”), immediately prior to the completion of the IPO. Upon completion of the IPO, holders of Class A Common Stock will be entitled to one vote per share and holders of Class B Common Stock will be entitled to 10 votes per share on all matters to be voted upon by the Company’s stockholders (except as otherwise required by applicable law). Additionally, all outstanding shares of the Preferred Stock are expected to automatically convert into shares of Class A Common Stock on a one-to-one basis immediately prior to the completion of the IPO according to their terms.
As there has historically been no public market for the Common Stock, for all periods to date, the fair value of the shares of Common Stock underlying the Company’s share-based awards was estimated by the Company’s board of directors (the “Board”), as of the date of each grant of share-based awards. In order to determine the fair value of shares of the Common Stock as of each such grant date, the Board considered, among other things, input from management and independent valuations from a third-party valuation firm that provided valuations substantially concurrently with each grant. In light of the absence of public market valuation data, the independent third-party valuation firm considered various objective and subjective factors to estimate the fair value of the shares of the Common Stock as of each grant date, including:
•the rights, preferences, and privileges of the Preferred Stock relative to those of the Common Stock;
•valuations derived from the sale of the Common Stock and Preferred Stock, to third-party investors in equity financings that occurred at similar times to the relevant grant;
•valuations derived from the sale of the Common Stock in tender offer transactions between the Company and employees as well as secondary transactions;
•the lack of marketability of the Common Stock and Preferred Stock as a private company;
•the Company’s actual operating and financial performance;

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

•current business conditions and projections;
•the Company’s history and the timing of the introduction of new products;
•the general conditions of the securities market and the recent market prices of, and demand for, publicly traded common stock of comparable companies; and
•the economy in general.
The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches estimating the business value of an enterprise (“BEV”) and various methodologies for allocating the BEV to the underlying securities in its capital structure.
    In accordance with the Practice Guide, the third-party valuation firm considered the three standard valuation approaches (income, market and asset) to estimate the BEV and, after giving consideration to factors such as the history, nature, and stage of development of the Company; the nature of its assets and liabilities; its capital structure; and the availability of reliable, comparable, and verifiable data required to perform the analysis, ultimately determined that the income and market approaches were the most appropriate under the circumstances. The third-party valuation then considered the following allocation methods to allocate the BEV across the Company’s classes and series of equity securities to estimate the fair value of the Common Stock:
•Option Pricing Method (the “OPM”). The OPM allocates the Company’s equity value among the various capital classes taking into account the liquidation preferences, participation rights, dividend policy and conversion rights of each series of Preferred Stock to determine how proceeds from a liquidity event would be distributed among the various ownership classes or series at a future date.
•As-If Converted Method. The As-If Converted Method assumes that all securities convert into Common Stock based on their conversion ratio and ignores any differences between rights and preferences of the various classes or series of stock.
•Prior Sales of Company Stock Method. The Prior Sales of Company Stock Method considers prior arm’s-length sales of the Company’s equity securities, including Preferred Stock financings, tender offers and secondary transactions.
“Secondary transactions” refer to transactions in which existing shareholders sold their shares of Common Stock, primarily to new, unaffiliated investors in the secondary market with little or no involvement from the Company1. These transactions were possible primarily because Common Stock owned by certain shareholders did not contain
1 These secondary transactions do not include the 2019 or 2020 Tender Offers which were also utilized in the valuations described within

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

transfer restrictions that would prevent the shareholder from selling the shares without the Company’s consent. Certain shares of Company Common Stock, such as certain shares of Common Stock issued prior to April 2018 or received as part of certain commercial arrangements, are not subject to transfer restrictions.
The Company did not take part in any diligence activities or provide financial information to the participants, nor provide any indication of fair value of the shares being transacted in these secondary transactions. The Company had limited information on how the parties were determining the transaction price as the participants did not have access to the Company’s books and records, projections or other key information that would be considered material when making an investment decision. The Company believed that the secondary transactions, when available, should be considered and weighted in a manner reflective of the limited information available to participants when estimating fair value of the Common Stock.
Factors considered in the determination of which allocation method to use included the Company’s expected time to liquidity, evidence of repeatable secondary market transactions, and recent actual transactions in the Company’s Preferred and/or Common Stock in proximity to the measurement dates. Generally, multiple allocation methods were considered at each measurement date given transaction activity as well as evidence of differences between the prices of shares of the Company’s Preferred Stock compared to the Common Stock.
When multiple allocation methods were used to generate multiple indications of value, the weights ascribed by the third-party valuation firm were based on various factors including the Company’s performance relative to its prior valuation, the timing and the amounts of the Company’s securities that were transacted, and relative reliability of the inputs.

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

Summary of Recent Share-Based Awards
The following table summarizes all share-based awards made by the Company since March 31, 2020:

Grant Date	Number of Shares of Common Stock Underlying RSUs or RSAs Granted	Number of Shares of Common Stock Underlying Option Awards Granted	Third-Party Valuation Date	Exercise Price Per Share of Common Stock	Estimated Grant Date Fair Value Per Share of Common Stock
April 3, 2020	[***]	-	March 31, 2020	-	[$***]
May 6, 2020	[***]	-		-
June 16, 2020	[***]	-	May 31, 2020	-	[$***]
July 6, 2020	-	[***]		[$***]
August 31, 2020	[***](1)	-	July 31, 2020	-	$[***]
September 3, 2020	[***]	-		-
December 9, 2020	[***]	-	November 30, 2020	-	$[***]
March 10, 2021	[***]	-	January 31, 2021 and March 31, 2021(2)	-	$[***](1)
April 22, 2021	[***]	-	March 31, 2021	-	$[***]
May 6, 2021	[***]	-		-
May 26, 2021	[***](2)	-		-
May 28, 2021	[***]	-		-
June 17, 2021	[***]	-		-
(1)Such shares are underlying restricted stock awards (“RSAs”) granted as opposed to restricted stock units (“RSUs”). No other shares in this table are underlying RSAs.
(2)Interpolated value using the January 31, 2021 Valuation of [$***] and March 31, 2021 Valuation of [$***]. The Company used an interpolated value on March 10, 2021, as that date was over 30 days from the January 31, 2021 Valuation and the Company had continued strong business performance consistent with expectations subsequent to that valuation. The interpolated value was calculated on a straight-line basis as there was no single event between January 31 and March 31, 2021, that would have caused the increase in value and it was generally a result of solid results during the two-month period. Interpolated values were not deemed necessary in any other instance as valuations did not increase substantially between grant dates until 2021, and grant dates were generally closer in time to the applicable valuation dates prior to 2021.
(3)The grants made on May 26, 2021 were RSUs that vest upon the satisfaction of all the following conditions: time-based service conditions, performance-based conditions, and market-based conditions (the “2021 Market-Based RSUs”). Due to the market conditions in the awards, specifically the Company share price targets after an IPO, the awards were valued using the Monte Carlo simulation approach. The Monte Carlo simulation utilized a Common Stock fair value of [$***].

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

Summary of Methodologies and Third-Party Valuations
March 31, 2020 Valuation (Used for April 3, 2020 and May 6, 2020 Share-Based Awards)
A third-party valuation was performed as of March 31, 2020 (the “March 2020 Valuation”). In preparing the March 2020 Valuation, the Company’s BEV was estimated by the third-party valuation firm using variations of the income approach and the market approach. The income approach included a short-term discounted cash flow projection and terminal value estimated by an assumed revenue exit multiple which was based on publicly traded comparable companies. The market approach included the Prior Sales of Company Stock Method, which considered a tender offer for shares of the Common Stock in November 2019 (the “2019 Tender Offer”), the expected Series F Preferred Stock financing, which initially closed in May 2020 with additional closings through July 2020 (the “Series F Financing”), and recent secondary transactions in the Common Stock.
The following discusses each March 2020 Valuation method and the resulting indication of value:
•OPM – Fundamental Scenario: Using a variation of the income approach, this method and scenario estimated the Company’s BEV to be $[***]. The OPM allocated the Company’s equity value to each class of shares, resulting in an estimated Common Stock per share value of $[***]. This indication of value was weighted [***]%.
•As-If Converted Method – 2019 Tender Offer Scenario: Using the Prior Sales of Company Stock Method and utilizing the 2019 Tender Offer transaction, this method and scenario estimated the Company’s BEV to be $[***]. The 2019 Tender Offer price of $12.48 was adjusted to reflect the passage of time and progress of the Company towards a potential exit event. The Common Stock per share value under the As-If Converted Method as applied to the 2019 Tender Offer was estimated to be $[***]. This indication of value was weighted [***]%.
•OPM – Series F Financing Backsolve Scenario: Under the Prior Sales of Company Stock Method and considering the Series F Financing (based upon a term sheet received March 30, 2020) using the OPM, this method and scenario estimated the Company’s BEV to be $[***]. The valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s expected Series F Financing of $12.50 per share. This equity value was then allocated using the OPM to the securities outstanding based on their liquidation preferences and other rights. The Common Stock per share value under the OPM as applied to the Series F Financing using the “backsolve” method was estimated to be $[***]. This indication of value was weighted [***]%.
•As-If Converted Method – Series F Financing Scenario: Under the Prior Sales of Company Stock Method and considering the expected Series F Financing using the As-If Converted Method, this method and scenario estimated the Company’s BEV to be $[***]. The Common Stock per share value under the As-If Converted Method as

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

applied to the Series F Financing was estimated to be $[***]. This indication of value was weighted [***]%.
•Prior Sales of Company Stock – Secondary Transactions: From reviewing the secondary transaction activity preceding the March 2020 Valuation, there appeared to be a sufficient number of secondary transactions to conduct a Prior Sales of Company Stock analysis. Based on the closed and pending Common Stock transactions since the prior analysis, approximately $[***] worth of the Common Stock was transacted over the period. The volume-weighted average share price of the secondary transactions was approximately $[***]. This indication of value was weighted [***]%.
The Board relied on the results of the March 2020 Valuation in its determination of the fair value of the Common Stock of $[***] for the [***] restricted stock units RSUs granted in April 2020 and the [***] RSUs granted in May 2020.
May 31, 2020 Valuation (Used for June 16, 2020 and July 6, 2020 Share-Based Awards)
A third-party valuation was performed as of May 31, 2020 (the “May 2020 Valuation”). In preparing the May 2020 Valuation, the Company’s BEV was estimated by the third-party valuation firm by using a variation of the market approach. The market approach included the Prior Sales of Company Stock Method, which considered the Series F Financing and secondary transactions in the Common Stock through May 2020.
The following discusses each May 2020 Valuation method and the resulting indication of value:
•OPM – Series F Financing Scenario: Under the Prior Sales of Company Stock Method and considering the Series F Financing using the OPM, this method and scenario estimated the Company’s BEV to be $[***]. The valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s Series F Financing of $12.50 per share. This equity value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The Common Stock per share value under the OPM as applied to the Series F Financing using the backsolve method was estimated to be $[***]. This indication of value was weighted [***]%.
•As-If Converted Method – Series F Financing Scenario: Under the Prior Sales of Company Stock Method and considering the Company’s Series F Financing using the As-If Converted Method, this method and scenario estimated the Company’s BEV to be $[***]. The Common Stock per share value under the As-If Converted Method as applied to the Series F Financing was estimated to be $12.50. This indication of value was weighted [***]%.
•Prior Sales of Company Stock Method – Secondary Transactions: From reviewing the secondary transaction activity since the March 2020 Valuation analysis, there appeared to be a sufficient number of transactions to conduct a Prior Sales of Company Stock

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

analysis. Based on the closed and pending Common Stock transactions since the March 2020 Valuation, approximately $[***] worth of the Common Stock was transacted over the period. The volume-weighted average share price of the secondary transactions was approximately $[***]. This indication of value was weighted [***]%.
The Board relied on the results of the May 2020 Valuation in its determination of the fair value of the Common Stock of $[***] for the [***] RSUs granted in June 2020 and the [***] options granted in July 2020.
July 31, 2020 Valuation (Used for August 31, 2020 and September 3, 2020 Share-Based Awards)
A third-party valuation was performed as of July 31, 2020 (the “July 2020 Valuation”). In preparing the July 2020 Valuation, the Company’s BEV was estimated by the third-party valuation firm by using a variation of the market approach. The market approach included the Prior Sales of Company Stock Method, which considered the expected Series G Preferred Stock sales, which initially closed in August 2020 with additional closings through September 2020 (the “Series G Financing”), and secondary transactions in the Common Stock through July 2020.
The following discusses each July 2020 Valuation method and the resulting indication of value.
•OPM – Series G Financing Backsolve Scenario: Under the Prior Sales of Company Stock Method and considering the expected Series G Financing using the OPM, this method and scenario estimated the Company’s BEV to be $[***] billion. The valuation utilized the OPM “backsolve” method to estimate the Company’s equity value based on the Company’s expected Series G Financing at $15.50 per share. This equity value was then allocated using OPM to the securities outstanding based on their liquidation preferences and other rights. The Common Stock per share value under the OPM as applied to the Series G Financing using the “backsolve” method was estimated to be $[***]. The higher indication of per share value relative to the May 2020 Valuation for the OPM as applied to the Series F Financing using the “backsolve” method was primarily due to the underlying Series G Preferred Stock ($15.50 per share) being sold at a higher price than the Series F Preferred Stock ($12.50 per share). This indication of value was weighted [***]%.
•As-If Converted Method – Series G Financing Scenario: Under the Prior Sales of Company Stock Method and considering the expected Series G Financing using the As-If Converted Method, this method and scenario estimated the Company’s BEV to be $[***]. The Common Stock per share value under the As-If Converted Method as applied to the Series G Financing was estimated to be $15.50. This indication of value was weighted [***]%.
•Prior Sales of Company Stock Method – Secondary Transactions: From reviewing the secondary transaction activity since the May 2020 Valuation analysis, there appeared to be a sufficient number of transactions to conduct a Prior Sales of Company Stock analysis. Based on the closed and pending Common Stock transactions since the prior

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

analysis, approximately $[***] worth of the Common Stock was transacted over the period. The volume-weighted average share price of the secondary transactions was approximately $[***]. This indication of value was weighted [***]%.
The Board relied on the results of the July 2020 Valuation in its determination of the fair value of the Common Stock of $[***] for the [***] RSAs granted in August 2020 and the [***] RSUs granted in September 2020.
November 30, 2020 Valuation (Used for December 9, 2020 Share-Based Awards)
A third-party valuation was performed as of November 30, 2020 (the “November 2020 Valuation”). In preparing the November 2020 Valuation, the Company’s BEV was estimated by the third-party valuation firm using a variation of the market approach. The market approach included the Prior Sales of Company Stock Method, which considered a tender offer for the Common Stock in November 2020 (the “2020 Tender Offer”) and secondary transactions in the Common Stock through November 2020.
The following discusses each November 2020 Valuation method and the resulting indication of value:
•As-If Converted Method – 2020 Tender Offer Scenario: Under the Prior Sales of Company Stock Method and considering the November 2020 Tender Offer transaction using the As-If Converted Method, this method and scenario estimated the Company’s BEV to be $[***]. The Common Stock per share value under the As-If Converted Method as applied to the 2020 Tender Offer was estimated to be $15.50. This indication of value was weighted [***]%.
•Prior Sales of Company Stock – Secondary Transactions: From reviewing the secondary transaction activity since the July 2020 Valuation analysis, there appeared to be a sufficient number of transactions to conduct a Prior Sales of Company Stock analysis. Based on the Common Stock transactions occurring over the three months prior to the November 2020 Valuation date, approximately $[***] worth of the Common Stock was transacted over the period. The volume-weighted average share price of the secondary transactions was approximately $[***]. This indication of value was weighted [***]%.
The Board relied on the results of the November 2020 Valuation in its determination of the fair value of the Common Stock of $[***] for the [***] RSUs granted in December 2020.
January 31, 2021 Valuation (Used for March 10, 2021 Share-Based Awards)
A third-party valuation was prepared as of January 31, 2021 (the “January 2021 Valuation”). In preparing the January 2021 Valuation, the Company’s BEV was estimated by the third-party valuation firm using a variation of both the income and market approaches. The income approach included a short-term discounted cash flow projection and terminal value estimated by an assumed revenue exit multiple which was based on publicly traded comparable

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

companies. The market approach included the Prior Sales of Company Stock Method, which considered the secondary transactions in the Common Stock through February 2021.
The following discusses each January 2021 Valuation method and the resulting indication of value:
•As-If Converted Method – Fundamental Scenario: Using a variation of the income approach, this method and scenario estimated the Company’s BEV to be $[***]. The Common Stock per share value under the As-If Converted Method was estimated to be $[***]. The higher indication of per share value relative to the November 2020 Valuation for the As-If Converted Method as applied to the 2020 Tender Offer was primarily due to the Company’s strong performance since the prior analysis (exceeded prior expectations and improved overall outlook). Furthermore, in January 2021, increased interest in personal finance and investing and several high-profile securities and cryptocurrencies encouraged an unprecedented number of first-time retail investors to become users and begin trading on the Company’s platform, which led to unprecedented levels of growth. For example, the Company had 19.8 million Monthly Active Users2 for the month ended January 31, 2021 compared to approximately 11.7 million for the month ended December 31, 2020 (which represents an approximate 69% increase). This indication of value was weighted [***]%.
•Prior Sales of Company Stock Method – Secondary Transactions: From reviewing the secondary transaction activity since the November 2020 Valuation analysis, there appeared to be a sufficient number of transactions to conduct a Prior Sales of Company Stock analysis. The pending Common Stock transactions in late January and February 2021 were considered given the increasing trend in price following the hypergrowth in revenue, new user accounts and trading activity during that time period, as noted above. Based on the Common Stock transactions in late January and February, approximately $[***] worth of Common Stock was transacted over the period. The volume-weighted average share price of the secondary transactions was approximately $[***]. This indication of value was weighted [***]%.
The Board relied on the results of the January 2021 Valuation and the March 2021 Valuation (discussed below) in its determination of the fair value of the Common Stock of $[***] for the [***] RSUs granted in March 2021.3
2 The Company defines Monthly Active Users as the number of Monthly Active Users during a specified calendar month. A “Monthly Active User” is a unique user who makes a debit card transaction, transitions between two different screens on a mobile device while logged into their account or who loads a page in a web browser, at any point during the relevant month. A user need not satisfy these conditions on a monthly or recurring basis or have a Funded Account to be included in Monthly Active Users. The Company utilizes MAU to measure how many customers interact with its products and services during a given month. MAU does not measure the frequency or duration of the interaction, but the Company considers it a useful indicator for engagement. Additionally, Monthly Active Users are positively correlated with, but are not indicative of the performance of revenue and other key performance indicators.
3 See footnote 2 to the “Summary of Recent Share-Based Awards” table above.

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

March 31, 2021 Valuation (Used for March 10, 2021, April 22, 2021, May 6, 2021, May 26, 2021, May 28, 2021 and June 17, 2021 Share-Based Awards)
A third-party valuation was prepared as of March 31, 2021 (the “March 2021 Valuation”). In preparing the March 2021 Valuation, the Company’s BEV was estimated by the third-party valuation firm by using a variation of both the income and market approaches. The income approach included a short-term discounted cash flow projection and terminal value estimated by an assumed revenue exit multiple which was based on publicly traded comparable companies. The market approach included the Prior Sales of Company Stock Method, which considered the secondary transactions in the Common Stock through March 2021.
The following discusses each March 2021 Valuation method and the resulting indication of value:
•As-If Converted Method – Fundamental Scenario: Using a variation of the income approach, this method and scenario estimated the Company’s BEV to be $[***]. The Common Stock per share value under the As-If Converted Method was estimated to be $[***]. The higher indication of per share value relative to the January 2021 Valuation for the As-If Converted Method was primarily due to market improvement and the Company’s strong performance since the prior analysis (exceeded prior expectations and improved overall outlook). This indication of value was weighted [***]%.
•Prior Sales of Company Stock Method – Secondary Transactions Scenario: From reviewing the secondary transaction activity since the January 2021 Valuation analysis, there appeared to be a sufficient number of transactions to conduct a Prior Sale of Company Stock analysis. Only the pending Common Stock transactions in March 2021 were considered given the increasing trend in price and the Company’s proximity to an expected IPO. Based on the Common Stock transactions in March 2021, approximately $[***] worth of Common Stock was transacted over the period. The volume-weighted average share price of the secondary transactions was approximately $[***]. This indication of value was weighted [***]%.
The Board relied on the results of the March 2021 Valuation in its determination of the fair value of the Common Stock of $[***] for the [***] RSUs granted in April and early May 2021. The Board also relied on the results of the March 2021 Valuation in its determination of the fair value of the Common Stock of $[***] for the [***] RSUs granted in March 2021.4
Additionally, on May 26 and June 17, 2021, the Representatives met with the Board to present general market updates and discuss potential valuation ranges for the Company based on current market conditions, potential methods to value the Company, preliminary sell-side analyst ranges and recent market performance of peer companies. During both meetings, the discussion focused on a preliminary potential pricing range of [***] to [***], suggesting $[***] on the lower end and $[***] on the upper end.
4 See footnote 2 to the “Summary of Recent Share-Based Awards” table above.

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

As these discussions were held during the same meetings in which equity grants were made, the Company considered the range discussed and presented by the Representatives when determining the fair value of the Common Stock underlying the stock awards granted during these meetings. As the ranges discussed were inclusive of the most recent Common Stock valuation, which was completed between one and a half and two and a half months prior to the time of grant, the Board determined that the March 2021 Valuation should be used for the grants made in late May and June of 2021.
As noted previously, for the 2021 Market-Based RSUs, the Common Stock fair value was one input into the Monte Carlo simulation, which utilized a Common Stock fair value of $[***].
Explanation of Difference Between Recent Valuations Leading up to the IPO and Estimated Offering Price
The Company believes that the difference in value reflected between the recent valuations of the fair value of its Common Stock since March 31, 2020 and the Preliminary Price Range is the result of the following key factors, among others:
•An improved growth and earnings outlook for the Company, particularly beginning in January 2021, and continuing through 2021 to date, as a result of high growth in revenue, new user accounts and trading activity. For example, total revenue for the three months ended March 31, 2021 was $[***], compared to $[***] for the year prior (an increase of approximately [***]%) and $[***] for the quarter prior (an increase of approximately [***]%) ;
•An increased probability of consummating the IPO since the prior valuations of the Common Stock based on the Company’s public filing of the Registration Statement on July 1, 2021;
•The Preliminary Price Range assumes a successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company;
•The Preliminary Price Range represents a future price for the Class A Common Stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value of the Common Stock based on the valuations between March 31, 2020 and March 31, 2021 represents an estimate of the fair value of the shares that were then illiquid, might never become liquid and might never be publicly traded. Additionally, the Preliminary Price Range reflects that, upon a successful IPO, the Preferred Stock will convert into Class A Common Stock and will no longer have the liquidation preferences and preferential rights attributable to the Preferred Stock as compared to the Common Stock prior to the IPO;

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

•Updated market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives, based on the current market environment and the supply and demand for such investment opportunities in the marketplace; and
•The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility, increasing the value of the Class A Common Stock compared to that of a private company.
The Preliminary Price Range reflects the fact that investors may be willing to purchase shares in the IPO at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company, and are not objectively determinable and that valuation models are not able to quantify with any level of certainty.
Conclusion
In light of the above, the Company respectfully submits that the deemed per share fair values, as set forth in the table above under “Summary of Recent Share-Based Awards”, which have been used as the basis for determining the stock-based compensation in connection with its stock option, RSA and RSU grants since March 31, 2020, were reasonable and appropriate for the reasons described herein and in the Registration Statement.
*           *          *

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

J. Nolan McWilliams
Sandra Hunter Berkheimer
Marc Thomas
Hugh West
Division of Corporate Finance
Office of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
VIA EDGAR

Copies to:

Daniel Gallagher, Chief Legal Officer
Brandon Webb, Controller
Christina Y. Lai, Vice President, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025
VIA E-MAIL

[****] Denotes information omitted and provided under separate cover to the Staff pursuant to SEC Rule 83	Confidential Treatment Requested by Robinhood Markets, Inc. Under SEC Rule 83